NEWS RELEASE
Contact: Chuck Provini
732-576-8800
Info@NatcoreSolar.com

Natcore Technology extends private placement

Rochester, NY — (July 21, 2017) — Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) is extending its previously announced non-brokered private placement, as announced June 14, 2017, for a period of 30 days. As previously announced, the company intends to raise up to CDN$665,000 through the sale of up to 3,500,000 units at a price of CDN$0.19 per unit. Each unit comprises one common share and one share purchase warrant. Each warrant entitles the holder to purchase of a further common share at $0.24 for a period of three years. Finder’s fees may be payable on portions of the placement.

Natcore has previously placed an aggregate of 1,900,000 units, generating gross proceeds of CDN$361,000, in prior tranches of the placement completed on June 16 and July 10, 2017.

Finder’s fees of 7% cash and 7% warrants (on the same terms as the warrants forming part of the units) may be payable on all or a portion of the financing. Proceeds of the placement will be applied to further development of Natcore’s technologies and general working capital. The completion of the placement is subject to regulatory approval, including the approval of the TSX Venture Exchange.

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This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.